NOTICE OF CHANGE IN CORPORATE STRUCTURE
Section 4.9 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Item 1:	Names of the parties to the transaction MAG Silver Corp. (“MAG”) and Pan American Silver Corp. (“Pan American”).
Item 2:
Description of the transaction
Pan American completed its acquisition of all of the issued and outstanding common shares of MAG (“MAG Shares”) pursuant to a plan of arrangement (the “Transaction”) under the Business Corporations Act (British Columbia).
Pursuant to the terms of the Transaction, MAG shareholders received an aggregate of approximately US$500 million in cash and approximately 60.2 million common shares of Pan American (“Pan American Shares”) in consideration for their MAG Shares. Following completion of the Transaction, former MAG shareholders own approximately 14.3% of the issued and outstanding Pan American Shares, on a fully diluted basis.
Full details of the Transaction are included in MAG’s management information circular dated June 6, 2025, which can be found under MAG’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Item 3:	Effective date of the transaction September 4, 2025
Item 4:
The name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity
As a result of becoming a wholly-owned subsidiary of Pan American upon the closing of the Transaction, MAG has applied to the British Columbia Securities Commission, as principal regulator, and the Ontario Securities Commission, to cease to be a reporting issuer in each of the provinces and territories where MAG is currently a reporting issuer, being British Columbia, Alberta, Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Prince Edward Island, Québec, Saskatchewan and Yukon.

Item 5:	Date of the reporting issuer’s first financial year-end after the transaction, if Section 4.9(a) or Section 4.9(b)(ii) of NI 51-102 applies N/A
Item 6:
Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction, if Section 4.9(a) or Section 4.9(b)(ii) of NI 51-102 applies
N/A

Item 7:	Documents filed in respect of the transaction, if Section 4.9(a) or Section 4.9(b)(ii) of NI 51-102 applies N/A
DATED September 8, 2025